LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
E-Mail: gaa@attglobal.net

April 4, 2005

William Bennett
Mail Stop 0511
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, DC 20549

RE:
Nationwide Financial Solutions, Inc. Amendment No. 3 to
Registration Statement on Form SB-2, File No. 333-120428

Dear Mr. Bennett:

        On behalf of the above-captioned registrant (the "Company" or "we") we are enclosing herewith Amendment No. 3 to the Company's Registration Statement on Form SB-2 revised in response to the Staff's comments as contained in its comment letter to us dated April 1, 2005. We will respond to the Staff's comments using the same paragraph numbers as contained in the Staff's letter to us.

        1.     We have eliminated the registration of all shares held by Stephen G. Luke (5,942,245 shares) and all of the shares held by William Luke (950,000 shares). The only five percent or greater shareholder for whom we register shares is William L. Mullins who owns 590,000 shares (5.5% of the total outstanding shares), all of which are being registered herewith. We are not registering shares for any officer, director or control person of the Company. Based upon the foregoing, we have removed references throughout the prospectus to the offering of the shares by officers, directors, affiliates or control stockholders for a period of two years at a fixed price of $2.00 per share.

        2.     As we have eliminated the registration of Stephen Luke's shares, we assume no such risk factor is required.

        3.     Mr. Luke intends to continue to be the Company's Chief Executive Officer and does not intend to offer or sell any of the securities he holds in it. Therefore no additional disclosure has been provided.

        4.     We apologize for our failure to tie down the 975,000 shares discussed in Management's Discussion and Analysis with Part II to the Registration Statement. We have revised Part II to the Registration Statement, under Item 26(iii), to indicated that between March and October of 2004 we issued to Pursuit a convertible debenture in the amount of $450,000 and 975,000 shares of our common stock (rather than 425,000 shares listed previously which was in error) for $950,000 or $.97 per share. We believe that this now ties to the second paragraph under "Overview" found in "Our Liquidity and Capital Resources" section of the Management's Discussion in which we discuss the issuance of the 975,000 shares.

        5.     We have provided the address for Pursuit Ventures LLC.

        6.     We have revised the right hand column of the table to be consistent with the shares offered by the prospectus. Specifically, we have revised to indicate that William L. Mullins will own 0% after the offering rather than 5.5%.

        7.     We have disclosed the control persons for the three entities in the principal stockholders' table.

        8.     We have revised the "Shares Eligible for Future Sale" section to state that while none of the shares issued by the bankruptcy court were issued to our affiliates, that if any such shares were owned by our affiliates, they would still be subject to the volume limitations on sale provided in Rule 144. In other words, had our affiliates obtained shares in the bankruptcy proceeding they, too, would be subject to the subject volume limitations on resale.

        9.     We have included an updated Consent of the Auditor which references this Amendment No. 3 to the Registration Statement.

        Should you have any questions or comments regarding the above, please do not hesitate to get in touch with me.

Very truly yours,
/s/ GARY A. AGRON
Gary A. Agron

gaa/wcl

cc:
Darren Dierich, CFO
Nationwide Financial Solutions, Inc.